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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
               (Amendment No.        1                         )*


                  American Power Conversion Corporation
                                (Name of Issuer)

                  Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                               029066 10 7
                                 (CUSIP Number)


                                 12/31/98
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
     Schedule is filed:

       [X]    Rule 13d-1(b)
       [ ]    Rule 13d-1(c)
       [ ]    Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            PAGE 1 OF 5
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1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
   American Power Conversion Corporation
   Employee Stock Ownership Plan


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                     (a)
                                                     (b)

3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION

   Not Applicable

             5  SOLE VOTING POWER

                0 (See Item 4(c))
 NUMBER OF
  SHARES     6  SHARED VOTING POWER
BENEFICIALLY
                4,731,788 (See Item 4(c))
 OWNED BY
   EACH      7  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON        0

   WITH:     8  SHARED DISPOSITIVE POWER

                4,731,788

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   4,731,788

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)




11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    4.9%

12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    EP

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Item 1(a).     Name of Issuer:  American Power Conversion Corporation

Item 1(b).     Address of Issuer's Principal Executive Offices:
          P.O. Box 278, 132 Fairgrounds Road, West Kingston, Rhode Island 02892

Item 2(a). Name of Person Filing: American Power Conversion Corporation Employee Stock Ownership Plan

Item 2(b).     Address of Principal Business Office or, if None, Residence:
          American Power Conversion Corporation, P.O. Box 278, 132 Fairgrounds Road, West Kingston, Rhode Island 02892

Item 2(c).     Citizenship:  Not Applicable

Item 2(d). Title of Class of Securities: Common Stock, $.01 par value per share

Item 2(e).     CUSIP Number:  029066-10-7

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                    (a) [     ]    Broker or Dealer registered under Section 15
                    of the Securities Exchange Act of 1934 (the "Act").

                    (b) [     ]    Bank as defined in Section 3(a)(6) of the
                    Act.

                    (c) [     ]    Insurance Company as defined in
                    Section 3(a)(19) of the Act.

                    (d) [     ]    Investment Company registered under Section 8
                    of the Investment Company Act of 1940.

                    (e) [     ]    Investment Advisor registered under
                    Section 203 of the Investment Advisers Act of 1940.

                    (f) [ X ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see
                    Rule 13d-1(b)(1)(ii)(F) of the Act.

                    (g) [     ]    Parent Holding Company, in accordance with
                    Rule 13d-1(b)(ii)(G) of the Act.

                    (h) [     ]    Group, in accordance with
                    Rule 13d-1(b)(1)(ii)(H) of the Act.

                    Not Applicable.

Item 4.        Ownership.

           (a) Amount Beneficially Owned:

           (b) Percent of Class: 4.9% (based on the 95,715,000 shares of Common Stock reported to be outstanding on November 6, 1998 in the Quarterly Report on Form 10-Q of American Power Conversion Corporation for the quarter ended September 27, 1998).

           (c)  Number of shares as to which such person has:

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               (i)  sole power to vote or to direct the vote:  0 shares

               (ii) shared power to vote or to direct the vote: 4,731,788 shares

               (iii)     sole power to dispose or direct the disposition of:
                    0 shares

               (iv) shared power to dispose or to direct the disposition of:
                    4,731,788 shares

     The American Power Conversion Corporation Employee Stock Ownership Plan Trust (the "Trust") was established pursuant to the American Power Conversion Corporation Amended and Restated Employee Stock Ownership Plan (the "ESOP"). Under the terms of the ESOP, the Trustees must vote the allocated shares held in the ESOP in accordance with the instructions of the participating employees.
Any shares with respect to which voting instructions have been sought but have not been timely received are not voted by the Trustees. Any shares with respect to which the Trustees have the power to vote, but which have not been allocated to the accounts of any participant, may be voted by the Trustees in the same proportion as the Trustees are directed to vote the stock with respect to which instructions have been received up to twenty-four hours before commencement of any shareholder's meeting. As of December 31, 1998, of the 4,731,788 held by the ESOP, approximately 4,660,375 shares had been allocated to participants' accounts and 71,413 shares remained unallocated. Allocations are not calculated until the second quarter of each fiscal year for the applicable period. As a result, such numbers may be subject to adjustment as appropriate.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          As of December 31, 1998, of the 4,731,788 held by the ESOP, approximately 4,660,375 shares had been allocated to participants' accounts and 71,413 shares remained unallocated. Allocations are not calculated until the second quarter of each fiscal year for the applicable period. As a result, such numbers may be subject to adjustment as appropriate.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable.

Item 9.   Notice of Dissolution of Group.

          Not Applicable.

Item 10.  Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect

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                                    SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          AMERICAN POWER CONVERSION
                                          CORPORATION EMPLOYEE STOCK
                                          OWNERSHIP PLAN TRUST



February 9, 1999
                                           /s/ Rodger B. Dowdell, Jr.
                                          _________________________________
                                          Rodger B. Dowdell, Jr., a Trustee















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